SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549

                                    SCHEDULE 13G
                                    ------------
                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)*

                                  BARNES GROUP INC.
                    ---------------------------------------------
                                  (Name of Issuer)

                       Common Stock, par value $1.00 per share
                    ---------------------------------------------
                           (Title of Class of Securities)

                                     067806-10-9
                                ---------------------
                                   (CUSIP Number)

       Check the following box if a fee is being paid with this statement:_______

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise by subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

       CUSIP No. 067806-10-9
       ---------------------

       1)    Name of Reporting Person:  Carlyle F. Barnes
       ---------------------------------------------------------------
             S.S. No. of Reporting Person:  ###-##-####
       ---------------------------------------------------------------
       2)    Check the Appropriate Box if a Member of a Group:
             (a)
             (b)
       ---------------------------------------------------------------
       3)    SEC Use Only.
       ---------------------------------------------------------------
       4)    Citizenship of Place of Organization:  U.S.A
       ---------------------------------------------------------------
            Number of Shares    (5)  Sole Voting Power:            277,566
            Beneficially Owned  (6)  Shared Voting Power:           31,682
            by Each Reporting   (7)  Sole Dispositive Power:       146,823
            Person With:        (8)  Shared Dispositive Power:     162,425

       9)   Aggregate Amount Beneficially Owned by Each Reporting
            Person:  309,248
       ---------------------------------------------------------------
       10)  Check if the Aggregate Amount in Row 9 Excludes Certain
            Shares.
       ---------------------------------------------------------------
       11)  Percent of Class Represented by Amount in Row 9:  4.6%
       ---------------------------------------------------------------
       12)  Type of Reporting Person:     IN
       ---------------------------------------------------------------


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       Item 1(a) Name of Issuer:     Barnes Group Inc.

       Item 1(b) Address of Issuer's Principal Executive Offices:

                 123 Main Street, P.O.Box 489, Bristol, CT 06011-0489

       Item 2(a) Name of Person Filing:     Carlyle F. Barnes

       Item 2(b) Address or Principal Business Office or, if none, residence:

                 Partridge Knoll
                 Peacedale Street
                 Bristol, CT  06010

       Item 2(c) Citizenship:     United States of America

       Item 2(d) Title of Class of Securities: Common Stock,
                 Par Value $1.00 Per Share

       Item 2(e) CUSIP Number:     067806-10-9

       Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

                 Not applicable.  Statement filed pursuant to Rule 13d-1(c).

       Item 4.   Ownership as of December 31, 1996:

                 Not applicable.

       Item 5.   Ownership of Five Percent or Less of a Class.

                 Not applicable.

       Item 6.   Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of some of the shares listed in response to Item 4. None of such other persons has any such right or power relating to more than five percent of the total amount of Common Stock outstanding.

       Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

       Item 8.   Identification and Classification of Members of the Group.

                 Not applicable.

       Item 9.   Notice of Dissolution of Group.


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                 Not applicable.

       Item 10.  Certification.

                 Not applicable. Statement filed pursuant to Rule 13-d-1(c).

       Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       February 14, 1997
       ------------------------------------------------------
       Date

       /s/ Carlyle F. Barnes
       ----------------------------------------------
       Signature

       CARLYLE F. BARNES
       ----------------------------------------------
       Name/Title


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